Filed by Canadian Superior Energy Inc.
Pursuant to Rule 425 under the Securities Act of 1933
Subject Company: Canada Southern Petroleum Ltd.
Commission File No.: 333-135127

For Immediate Release	August 3, 2006
Canadian Superior Provides Further Information
Relating to its Amended and Revised Offer for Canada Southern
CALGARY, ALBERTA — (CCNMatthews — August 3, 2006) — Canadian Superior Energy Inc. (“Canadian Superior”) (TSX:SNG) (AMEX:SNG) of Calgary, Alberta, Canada announced today further details relating to its amended and revised offer for Canada Southern Petroleum Ltd. (“Canada Southern”) (NASDAQ:CSPLF) (TSX:CSW).
Under the amended and revised offer, Canada Southern shareholders may elect to receive either (i) 2.0 shares of Canadian Superior, Cdn $2.50 cash and one (1) Special Exchangeable Share (“Special Exchangeable Share”) for each Canada Southern share; or, (ii) Cdn $2.50 cash and 2.75 common shares of Canadian Superior for each Canada Southern share, being the consideration offered under Canadian Superior’s original offer for Canada Southern. The alternative that includes Special Exchangeable Shares is conditional upon Canadian Superior acquiring at least two-thirds (66 2/3%) of the common shares (fully-diluted) of Canada Southern on the date that Canadian Superior first takes up and pays for such common shares.
Under the amended and revised offer, the Special Exchangeable Shares will be special purpose shares whose value will be tied only to the existing Canadian Arctic assets of Canada Southern. Each Special Exchangeable Share will be exchangeable into a separately tradable Arctic Royalty Trust Unit (“ART”). Assuming all Canada Southern shareholders elect to receive Special Exchangeable Shares, such ARTs will represent collectively a 25% net profits interest in up to approximately 927 bcfe of natural gas, being the estimated net amount of natural gas Canada Southern attributes to its interest in the Canadian Arctic (the “Arctic Resource”).
Canadian Superior estimates the value of each Arctic Royalty Trust Unit to be approximately Cdn $10.00 per Canada Southern share based on a value of approximately Cdn $0.65 per MCF of natural gas in place. In the Western Canada sedimentary basin, natural gas is being sold for over Cdn $2.00 per MCF of natural gas in place. In Canada Southern’s directors’ circular, dated May 25, 2006, Canada Southern’s board of directors indicated that it believes that natural gas development of the Arctic Resource will be economically viable.
Special Exchangeable Shares may be exchanged for Arctic Royalty Trust Units on a one-for-one basis, for no additional consideration, at any time after December 31, 2007. Any outstanding Special Exchangeable Shares will be automatically exchanged upon the date of first commercial production from the Arctic Resource. The Special Exchangeable Shares will be non-voting, except as required pursuant to the provisions of the Business Corporation Act (Alberta), however, once exchanged into Arctic Royalty Trust Units, the unit holders will have regular voting rights attributed to a trust. In the event of the liquidation, dissolution or winding-up or other distribution of the assets of Canadian Superior, whether voluntary or involuntary, the Special Exchangeable Shares shall be deemed to be exchanged for ARTs on a one-for-one basis. Prior to the exchange of the Special Exchangeable Shares, the ARTs will be registered under the United States Securities Act of 1933. Canadian Superior will also make application to list the Special Exchangeable Shares and the ARTs on a recognized exchange in Canada and/or the United States.

Canadian Superior is of the view that its amended and revised offer for Canada Southern provides Canada Southern shareholders with the unique opportunity to participate with Canadian Superior through a business combination that will result in Canada Southern shareholders owning approximately 20% of the combined entity on an accretive basis that will have an expanded Western Canadian production base and at the same time the amended and revised offer provides Canadian Southern shareholders with a cash component and the opportunity to participate with Canadian Superior in one of the largest natural gas plays in the world slated for multi-well drilling by Canadian Superior to commence later this year in Trinidad and Tobago, with the additional upside created by the Artic Royalty Trust outlined below.
Following the closing of a compulsory acquisition or subsequent acquisition transaction (the “Effective Date”), Canadian Superior will establish a single purpose royalty trust to be called the “Arctic Royalty Trust”. The net profits interest agreement to be entered into between Canadian Superior and the Arctic Royalty Trust will create a net profits interest in favour of the Arctic Royalty Trust equal to 25% of the net profits received from the production of up to 927 bcfe of natural gas from Canada Southern’s interest in the Arctic Resource as at the Effective Date and after the payment of all reasonable costs and expenses (including development, operation and administrative costs) related to the Arctic Resource. The net profits interest agreement will also provide that the revenue so owing from the Arctic Resource will be payable to ART holders within 45 days of receipt by Canadian Superior of such revenues, and will provide that the Arctic Resource cannot be disposed of by Canadian Superior unless such disposition is subject to the provisions of the net profits interest agreement. The schedule for the payment of net profit interest amounts under the ARTs will be established when there is an established date for first production. The net profits interest agreement will terminate after all production of up to 927 bcfe from the Arctic Resource has been produced and all payments to ART holders under the net profits interest agreement have been made.
Canadian Oil Sands Limited (“Canadian Oil Sands”) (TSX:COS.UN) is currently offering Canada Southern shareholders US $13.10 (approximately Cdn $14.81) and their bid expires midnight Calgary time on August 18, 2006, as compared to Canadian Superior’s amended offer estimated to be worth Cdn $17.10 per share (US $14.97). If Canadian Oil Sands is successful in acquiring 66 2/3% of the outstanding shares of Canada Southern, Canadian Superior will have the right to withdraw or terminate its offer of the amended consideration that includes the Special Exchangeable Shares.
Oil and gas exploration and development is a high risk speculative business and there can be no assurance to investors that drilling at the Arctic Resource will be productive, or that shareholders who elect to receive the amended consideration will receive payments of net profit interest amounts under the ARTs. Such net profit interest payments will only be made in the event that the Arctic Resource is developed and proves to be economically viable. At present, there are no announced plans to develop the Arctic Resource. Commercialization of the Arctic Resource is dependent upon market conditions, exploration and development decisions made by other entities, the future development of transportation facilities, and other infrastructure, the development of which is uncertain and outside the control of Canadian Superior. Future operations, if any, at the Arctic Resource may be curtailed, delayed or cancelled as a result of numerous factors, including mineral lease title deficiencies, equipment failures, weather conditions, shortages or delays in sourcing qualified personnel, shortages or delays in the delivery of equipment, ability to access surface topography, compliance with governmental requirements or other factors. If development of the Arctic Resource does not progress or is curtailed, delayed or cancelled, the value of the ARTs will decrease or may amount to nothing. The future commercial success of oil and natural gas exploration, development and production activities is subject to numerous other risks, including risks set out in Canadian Superior’s annual information form, which was filed with applicable Canadian provincial securities regulatory authorities and the United States Securities and Exchange Commission (the “SEC”).
Canadian Superior is a Calgary, Alberta, Canada based oil and gas exploration and production company with operations in Western Canada, offshore Trinidad and Tobago and offshore Nova Scotia. See Canadian Superior’s website at www.cansup.com to review Canadian Superior’s Western Canadian operations, Trinidad and Tobago holdings and offshore Nova Scotia interests.
This news release may be deemed to be solicitation material in respect of Canadian Superior’s tender offer for the outstanding common shares of Canada Southern. On June 19, 2006, Canadian Superior filed the following documents with the SEC in connection with its offer to purchase the outstanding common shares of

Canada Southern: (1) a Registration Statement on Form F-10 (containing an offer to purchase and take-over bid circular), and (2) a tender offer statement on Schedule T-O.
Investors and shareholders are urged to read the Registration Statement, the Schedule T-O and any other relevant documents that have been filed or that will be filed with the SEC. These documents contain important information and are available without charge on the SEC’s website at www.sec.gov and may be obtained from the SEC by telephoning 1-800-SEC-0330. Free copies of these documents may be also obtained by directing a request to Canadian Superior at the address and telephone number below, attention Corporate Secretary.
Statements contained in this news release relating to future results, events and expectations are forward-looking statements within the meaning of Section 27A of the United States Securities Act of 1933, as amended, and Section 21E of the United States Securities Exchange Act of 1934, as amended. These forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual results, performance or achievements of Canadian Superior, or industry results, to be materially different from any future results, performance or achievements expressed or implied by such statements. Such factors include, among others, those described in Canadian Superior’s annual report on Form 40-F on file with the SEC and Canadian Superior’s Offer to Purchase and Circular, which has been filed as part of a Schedule T-O on file with the SEC.
FOR FURTHER INFORMATION RELATED TO CANADIAN SUPERIOR ENERGY INC. AND/OR THIS NEWS RELEASE, PLEASE CONTACT:
Canadian Superior Energy Inc.
Suite 3300, 400 – 3rd Avenue S.W.
Calgary, Alberta
Canada T2P 4H2
Investor Relations
Phone: (403) 294-1411
Fax: (403) 216-2374
www.cansup.com

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